Exhibit 99.1

News Release

September 7, 2018

Turquoise Hill appoints Alan Chirgwin to the Board of Directors

Turquoise Hill Resources today announced the appointment of Alan Chirgwin to the Company’s Board of Directors effective September 6, 2018.

In welcoming Mr. Chirgwin to the Company’s board, Turquoise Hill Chairman Peter Gillin said, “Alan’s appointment further enhances the board’s subject matter expertise through his extensive commercial background, proven track record in the resources sector and experience, specifically, in the Asia Pacific region. We look forward to working with him as the Company continues to work towards maximizing Oyu Tolgoi’s value for all Turquoise Hill shareholders.”

Mr. Chirgwin is the Vice President, Sales and Marketing for Copper and Diamonds for Rio Tinto. In this role, he leads all commercial initiatives for copper and diamonds, including sales and marketing, supply chain management and product stewardship efforts. Prior to joining Rio Tinto in April 2017, Mr. Chirgwin served as Vice President of Sales and Marketing for BHP Billiton’s iron ore business as well as holding a series of leadership roles in Health, Safety and Environment, Operations, and Sales and Marketing across BHP Billiton’s product groups in Australia, the Netherlands and Singapore over a 22-year period at BHP. He holds a Bachelor of Science degree in Chemistry and Biochemistry and has completed postgraduate studies in Environmental Law from James Cook University of North Queensland, Australia.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975